Exhibit 99.4

One of the Largest Sheriff’s Departments in U.S. Deploys NICE IP
Solutions to Record and Manage its Emergency Communications

NICE’s proven VoIP, RoIP solutions satisfy mission-critical communications recording needs for
Orange County Sheriff’s Department, while providing room to grow

Paramus, New Jersey – April 18, 2016 – The Orange County, California Sheriff’s Department, the fifth largest sheriff’s department in the U.S., has deployed NICE Systems’ (NASDAQ: NICE) IP solutions at its Loma Ridge Emergency Communications Bureau (ECB) in Silverado, and at a co-located radio master site, to capture and manage emergency communications. The solutions include NICE’s NRX for Voice over IP (VoIP) recording, the MCC 7500 IP Radio Logger (jointly developed by NICE and Motorola Solutions), and NICE Inform for multimedia incident reconstruction.

Emergency Communications Bureau personnel receive approximately 2,500 calls per day and relay critical information to deputy sheriffs who respond to incidents for the ECB’s 13 contracted city partners and unincorporated Orange County areas. The Communications Division also manages a Countywide Coordinated Communications System (CCCS), and in a first step toward APCO Project 25 (P25) standard-based technology, recently installed Motorola Solutions’ MCC 7500 IP dispatch consoles at its Loma Ridge facility. These communications are recorded by the MCC 7500 IP Radio Logger, the first fully integrated, certified IP radio recording and replay solution for Motorola Solutions’ ASTRO® 25 network.

Additionally, the Emergency Communications Bureau is one of many such centers transitioning to VoIP for its portability, cost savings, and enhanced functionality. NICE NRX integrates with the West Corporation’s VIPER® (VoIP for Emergency Response) system, allowing the ECB to capture these communications. The recording systems are fully redundant to ensure continuous operation. With NICE Inform, all of the VoIP and radio over IP (RoIP) interactions with citizens and first responders can be merged into a seamless timeline for complete incident reconstruction.

“NICE has deployed more than 1 million channels of VoIP and 90,000 channels of IP-based radio logging,” said Chris Wooten, Executive Vice President, NICE Systems. “Our digital evidence management solutions for emergency communications are scalable, i3-compliant, designed to support diverse multimedia, and certified by leading VoIP and RoIP vendors. This enables public safety agencies such as Orange County’s Emergency Communications Bureau to be confident that their needs will be supported today, and well into the future.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud, and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About the Orange County Sheriff’s Department
The Orange County Sheriff-Coroner Department is a large, multi-faceted law enforcement agency served by approximately 4,000 sworn and professional staff members and over 800 reserve personnel. The department consists of five organizational Commands comprised of 21 separate Divisions. Collectively, these Commands and Divisions provide services including land and sea based patrol and investigative services to unincorporated county areas and to contract and task force partners at the city and county level. Additional services and responsibilities include but are not limited to; state and federal task force participation, operation and management of the Orange County jail system including contract services for I.C.E. detainees, emergency communications, forensic and coroner services, HR and personnel services, risk management and financial management. According to the U.S. Department of Justice Census of state and local law enforcement agencies, the Orange County Sheriff’s Department is the 5th largest sheriff’s department in the United States (as ranked by number of full time sworn personnel). http://ocsd.org/about

Corporate Media Contact - NICE
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.